Exhibit 99.13
Indian GAAP Consolidated

Independent Auditors’ Report

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (‘the Company’) and its subsidiaries, which comprise the consolidated balance sheet as at 31 March 2013, the consolidated statement of profit and loss and consolidated cash flows statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with accounting principles generally accepted in India.  This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India.  Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the consolidated balance sheet, of the state of affairs of the Company as at 31 March 2013;
(i)	in the case of the consolidated statement of profit and loss account, of the profit for the year ended on that date; and
(ii)	in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s registration number:  101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
12 April 2013

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS LIMITED AND SUBSIDIARIES
in crore
Consolidated Balance Sheet as at March 31,	Note	2013	2012
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	286	286
Reserves and surplus	2.2	37,708	31,046
		37,994	31,332
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	56	–
Other long-term liabilities	2.4	182	123
		238	123
CURRENT LIABILITIES
Trade payables		189	23
Other current liabilities	2.5	3,941	3,059
Short-term provisions	2.6	3,969	3,820
		8,099	6,902
		46,331	38,357
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.7	4,807	4,375
Intangible assets	2.7	2,332	1,180
Capital work-in-progress		1,140	590
		8,279	6,145
Non-current investments	2.9	377	4
Deferred tax assets (net)	2.3	469	265
Long-term loans and advances	2.10	1,832	1,667
Other non-current assets	2.11	31	15
		10,988	8,096
CURRENT ASSETS
Current investments	2.9	1,739	368
Trade receivables	2.12	7,083	5,882
Cash and cash equivalents	2.13	21,832	20,591
Short-term loans and advances	2.14	4,689	3,420
		35,343	30,261
		46,331	38,357
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director	R.Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B. G. Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS LIMITED AND SUBSIDIARIES
in crore, except per share data
Consolidated Statement of Profit and Loss for the year ended March 31,	Note	2013	2012
Income from software services and products		40,352	33,734
Other income	2.15	2,365	1,904
Total revenue		42,717	35,638
Expenses
Employee benefit expenses	2.16	22,565	18,340
Deferred consideration pertaining to acquisition(refer to note 2.27)		85	–
Cost of technical sub-contractors		1,459	777
Travel expenses	2.16	1,509	1,122
Cost of software packages and others	2.16	777	654
Communication expenses	2.16	361	274
Professional charges		506	483
Depreciation and amortisation expense	2.7	1,099	928
Other expenses	2.16	1,557	1,361
Total expenses		29,918	23,939
PROFIT BEFORE TAX		12,799	11,699
Tax expense:
Current tax	2.17	3,518	3,313
Deferred tax	2.17	(148)	54
PROFIT FOR THE PERIOD		9,429	8,332
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Basic		165.01	145.83
Diluted		165.01	145.83
Number of shares used in computing earnings per share	2.25
Basic		57,13,99,238	57,13,65,494
Diluted		57,14,00,091	57,13,96,142
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director	R.Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B. G. Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS LIMITED AND SUBSIDIARIES

in crore
Consolidated Cash Flow Statement for the year ended March 31,	Note	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		12,799	11,699
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expense		1,099	928
Interest and dividend income		(2,022)	(1,834)
Loss/(Profit) of sale of tangible assets	2.29.5	(1)	(2)
Non cash transactions pertaining to acquisitions		28	–
Effect of exchange differences on translation of deferred tax liability and other assets		21	31
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(98)	(86)
Effect of exchange differences on translation of subsidiaries	2.2 & 2.7	22	108
Changes in assets and liabilities
Trade receivables	2.29.1	(989)	(1,189)
Loans and advances and other assets	2.29.2	(1,138)	(850)
Liabilities and provisions	2.29.3	945	620
		10,666	9,425
Income taxes paid	2.29.4	(3,293)	(3,117)
NET CASH GENERATED BY OPERATING ACTIVITIES		7,373	6,308
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	2.29.5	(2,095)	(1,531)
Proceeds from sale of fixed assets		6	–
Payment for acquisition of business, net of cash acquired		(1,157)	(199)
Purchase of other investments	2.29.6	(1,744)	(228)
Interest and dividend received	2.29.7	1,970	1,811
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(3,020)	(147)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings taken over from Lodestone		(89)	–
Proceeds from issuance of share capital on exercise of stock options		1	6
Dividends paid net of intercompany dividend		(2,684)	(2,001)
Dividend tax paid		(438)	(327)
NET CASH USED IN FINANCING ACTIVITIES		(3,210)	(2,322)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		98	86
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,241	3,925
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		20,591	16,666
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		21,832	20,591
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director	R.Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B. G. Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services') Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global technology services corporation. The group of companies ('the Group') provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Group offers software products for the banking industry.

1     Significant accounting policies

1.1  Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements” . The financial statements of Infosys - the parent company, Infosys BPO and its wholly owned subsidiaries, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting India, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone and its controlled subsidiaries and controlled trusts have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

1.2  Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.3  Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

1.4  Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5  Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6  Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7  Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

1.8  Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9  Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

a.    Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of the Company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Group recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated statement of profit and loss in the period in which they arise.

b.    Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

c.    Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Limited Employees’ Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

d.    Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and Infosys Lodestone are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in “Reserves and Surplus”. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

1.13 Forward and options contracts in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the consolidated statement of profit and loss. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated statement of profit and loss. Currently hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated statement of profit and loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to consolidated statement of profit and loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

1.19 Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the consolidated statement of profit and loss over the lease term.

1.20 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the consolidated statement of profit and loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the consolidated statement of profit and loss over the periods necessary to match them with the related costs which they are intended to compensate.

2     NOTES ON ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2013

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.31. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL
in crore, except as otherwise stated
Particulars	As at March 31,
	2013	2012
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,42,36,166 (57,42,30,001) equity shares fully paid-up
Less: 28,33,600 (28,33,600) equity shares held by controlled trusts	1	1
	286	286
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve.]
	286	286

Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer to note 2.25 for details of basic and diluted shares

During the year ended March 31, 2012, the amount of per share dividend recognized as distributions to equity shareholders was 47. The dividend for the year ended March 31, 2012 includes 22 per share of final dividend, 15 per share of interim dividend and 10 per share of special dividend - 10 years of Infosys BPO operations. The total dividend appropriation amounted to 3,137 crore including corporate dividend tax of 438 crore.

The Board of Directors, in their meeting on October 12, 2012, declared an interim dividend of 15 per equity share. Further the Board of Directors, in their meeting on April 12, 2013, proposed a final dividend of 27 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 15, 2013. The total dividend appropriation for the year ended March 31, 2013 amounted to 2,815 crore including corporate dividend tax of 403 crore.

Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan through the Infosys Employees Welfare Trust (the Trust). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan through the Infosys Employees Welfare Trust (the Trust). Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2013 and March 31, 2012 is as follows:

Particulars	Year ended March 31,
	2013	2012
The 1998 Plan :
Options outstanding, beginning of the year	–	50,070
Less: Exercised	–	49,590
Forfeited	–	480
Options outstanding, end of the year	–	–
Options exercisable, end of the year	–	–
The 1999 Plan :
Options outstanding, beginning of the year	11,683	48,720
Less: Exercised	6,165	28,852
Forfeited	5,518	8,185
Options outstanding, end of the year	–	11,683
Options exercisable, end of the year	–	7,429

There were no options exercised under the 1998 Plan during the  year ended March 31, 2013.The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2012 was 2,799.

The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 was 2,374.

The weighted average share price of options exercised under the 1999 Plan during the quarter and year ended March 31, 2012 was 2,848 and 2,702, respectively.

The following tables summarize information about the options outstanding under the 1999 Plan as at March 31, 2013 and March 31, 2012 respectively. There were no options outstanding under the 1998 Plan as at March 31, 2013 and March 31, 2012 and under the 1999 Plan as at March 31, 2013.

Range of exercise prices per share ()	As at March 31, 2012
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in )
The 1998 Plan:
300-700	–	–	–
701-1,400	–	–	–
	–	–	–
The 1999 Plan:
300-700	–	–	–
701-2,500	11,683	0.71	2,121
	11,683	0.71	2,121

As at March 31, 2013 and March 31, 2012, the Company had Nil and 11,683 number of shares reserved for issue under the 1999 employee stock option plan, respectively.

2.2 RESERVES AND SURPLUS
in crore
Particulars	As at March 31,
	2013	2012
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54

Foreign currency translation reserve - Opening balance	244	101
Add: Foreign currency translation reserve during the year	32	143
Foreign currency translation reserve - Closing balance	276	244
Securities premium account - Opening balance	3,069	3,062
Add: Receipts on exercise of employee stock options	1	6
Income tax benefit arising from exercise of stock options	–	1
	3,070	3,069
General reserve - Opening balance	7,356	6,509
Add: Transferred from Surplus	911	847
	8,267	7,356
Surplus- Opening Balance	20,323	15,964
Add: Intercompany dividend	15	11
Add: Net profit after tax transferred from Statement of Profit and Loss	9,429	8,332
Amount available for appropriation	29,767	24,307
Appropriations:
Interim dividend	862	862
Special dividend - 10 years of Infosys BPO operations	–	574
Final dividend	1,550	1,263
Total dividend	2,412	2,699
Dividend tax	403	438
Amount transferred to general reserve	911	847
Surplus- Closing Balance	26,041	20,323
	37,708	31,046

2.3 DEFERRED TAXES

in crore
Particulars	As at March 31,
	2013	2012
Deferred tax assets
Fixed assets	358	297
Trade receivables	19	19
Unavailed leave	146	128
Computer software	46	36
Accrued compensation to employees	30	32
Accumulated losses	36	–
Others	96	23
	731	535
Deferred tax liabilities
Intangible assets	3	–
Branch profit tax	315	270
	318	270
Deferred tax asset after set off	469	265
Deferred tax liabilities after set off	56	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2013 and March 31, 2012, the Company has provided for branch profit tax of 315 crore and 270 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. Branch profit tax balance increased by 18 crore during the year ended March 31, 2013 due to foreign currency fluctuation impact.

2.4 OTHER LONG-TERM LIABILITIES
in crore
Particulars	As at March 31,
	2013	2012
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.22)	11	14
Payable for acquisition of business	105	70
Provision for expenses	–	5
Deferred income - government grant on land use rights	28	27
Accrued salaries and benefits
Bonus and incentives	38	7
	182	123

2.5 OTHER CURRENT LIABILITIES
in crore
Particulars	As at March 31,
	2013	2012
Accrued salaries and benefits
Salaries and benefits	148	99
Bonus and incentives	575	545
Other liabilities
Provision for expenses	1,283	1,085
Retention monies	79	51
Withholding and other taxes payable	695	506
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.22)	4	4
Payable for acquisition of business	9	4
Advances received from clients	36	15
Payable by controlled trusts	148	149
Unearned revenue	823	545
Mark-to-market loss on forward and options contracts	–	42
Deferred income - government grant on land use rights	1	1
Accrued gratuity (refer to note 2.22)	2	2
Unpaid dividends	3	2
Premiums held in trust (1)	117	–
Other payables	18	9
	3,941	3,059

(1)These amounts represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

2.6 SHORT-TERM PROVISIONS
in crore
Particulars	As at March 31,
	2013	2012
Provision for employee benefits
Unavailed leave	614	498
Others
Proposed dividend	1,550	1,837
Provision for
Tax on dividend	263	298
Income taxes	1,329	1,054
Post-sales client support and warranties	213	133
	3,969	3,820

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows:
 in crore
Particulars	Year ended March 31,
	2013	2012
Balance at the beginning	133	88
Provision recognized/(reversal)	80	60
Provision utilised	–	(17)
Exchange difference during the period	–	2
Balance at the end	213	133

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

2.7 FIXED ASSETS
in crore, except as otherwise stated
Particulars	Original cost					Depreciation and amortization					Net book value
	As at April 1, 2012	Additions / acquisitions during the year	Deductions/Retirement during the year	Foreign exchange difference	As at March 31, 2013	As at April 1, 2012	For the year	Deductions/ Adjustments during the year	Foreign exchange difference	As at March 31,2013	As at March 31,2013	As at March 31,2012
Tangible assets :
Land : Free-hold	425	72	4	–	493	–	–	–	–	–	493	425
Leasehold	286	73	–	–	359	–	–	–	–	–	359	286
Buildings (1)	3,867	333	1	–	4,199	1,226	272	–	(1)	1,497	2,702	2,641
Plant and equipment (2)(3)	850	124	146	1	829	553	158	146	–	565	264	297
Office equipment(2) (3)	411	67	54	1	425	243	79	52	1	271	154	168
Computer equipment (2)(3)	1,386	702	211	10	1,887	1,093	406	203	10	1,306	581	293
Furniture and fixtures (2)(3)	631	113	129	3	618	408	137	128	–	417	201	223
Leasehold improvements (3)	132	44	–	5	181	94	30	(12)	4	140	41	38
Vehicles (3)	8	19	1	–	26	4	3	(7)	–	14	12	4
	7,996	1,547	546	20	9,017	3,621	1,085	510	14	4,210	4,807	4,375
Intangible assets :
Goodwill	1,091	1,153	–	–	2,244	–	–	–	–	–	2,244	1,091
Intellectual property rights & others	49	9	–	–	58	17	13	–	–	30	28	32
Land use rights	58	–	–	4	62	1	1	–	–	2	60	57
	1,198	1,162	–	4	2,364	18	14	–	–	32	2,332	1,180
Total	9,194	2,709	546	24	11,381	3,639	1,099	510	14	4,242	7,139	5,555
Previous year	8,501	1,227	584	50	9,194	3,266	899	555	29	3,639	5,555

Notes:   (1) Buildings include  250/- being the value of 5 shares of  50/- each in Mittal Towers Premises Co-operative Society Limited.
    (2) During the years ended March 31, 2013 and March 31, 2012, certain assets which were old and not in use having gross book value of 525 crore and 570 crore respectively, (net book value nil) were retired.
    (3) Includes certain assets having gross book value of 58 crore , accumulated depreciation of 30 crore and net book value of 28 crore taken over on acquisition of Lodestone which was effective October 22, 2012.
    (4) Net exchange difference on subsiairy fixed assets considered in foreign currency translation reserve is 10 crore and 21 crore for the year ended March 31, 2013 and March 31, 2012 respectively .

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2013 and March 31, 2012 is 1 crore and 2 crore respectively.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at March 31, 2013.

2.8 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:
in crore
Particulars	Year ended March 31,
	2013	2012
Lease rentals recognized during the year	249	190

in crore
	As at March 31,
Lease obligations payable	2013	2012
Within one year of the balance sheet date	212	159
Due in a period between one year and five years	440	281
Due after five years	113	74

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relate to rented premises. Some of these lease agreements have price escalation clauses.

2.9  INVESTMENTS
in crore, except as otherwise stated
Particulars	As at March 31,
	2013	2012
Non-current investments
Long term investments - at cost
Others (unquoted)
Investments in equity instruments	6	6
Less: Provision for equity investments	2	2
	4	4
Others (quoted)
Investments in tax free bonds	373	–
	373	–
	377	4
Current investments - at the lower of cost and fair value
Unquoted
Liquid mutual fund units	1,739	32
Certificates of deposit	–	336
	1,739	368
Aggregate amount of quoted investments excluding interest accrued but not due of 7 crore included under Schedule 2.14 Short term Loans and advances	373	–
Market value of quoted investments	387	–
Aggregate amount of non-current unquoted investments	6	–
Aggregate amount of provision made for non-current investments	2	–

2.10 LONG-TERM LOANS AND ADVANCES

in crore
Particulars	As at March 31,
	2013	2012
Unsecured, considered good
Capital advances	520	444
Electricity and other deposits	33	29
Rental deposits	43	39
Restricted deposits (refer to note 2.26)(1)	36	58
Other loans and advances
Advance income taxes	1,092	1,037
MAT credit entitlement	14	39
Prepaid expenses	10	15
Loans and advances to employees
Housing and other loans	84	6
	1,832	1,667
(1) Balance held by controlled trusts

2.11 OTHER NON-CURRENT ASSETS
in crore
Particulars	As at March 31,
	2013	2012
Others
Advance to gratuity trust (refer to note 2.22)	31	15
	31	15

2.12 TRADE RECEIVABLES (1)
in crore
Particulars	As at March 31,
2013		2012
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	66	49
Less: Provision for doubtful debts	66	49
	–	–
Other debts
Unsecured
Considered good	7,083	5,882
Considered doubtful	29	36
	7,112	5,918
Less: Provision for doubtful debts	29	36
	7,083	5,882
	7,083	5,882
(1) Includes dues from companies where directors are interested	21	7

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.13 CASH AND CASH EQUIVALENTS

in crore
Particulars	As at March 31,
	2013	2012
Cash on hand	–	–
Balances with banks
In current and deposit accounts	18,728	19,059
Others
Deposits with financial institutions	3,104	1,532
	21,832	20,591

Cash and cash equivalents as of March 31, 2013 and March 31, 2012 include restricted cash and bank balances of 305 crore and 268 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees, cash and bank balances held by irrevocable trusts controlled by the company and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:
in crore
Particulars	As at March 31,
	2013	2012
In current accounts
ABN AMRO Bank , China	–	41
ABN AMRO Bank , China (U.S. Dollar account)	–	2
ABN AMRO Bank , Denmark	1	–
ANZ Bank, Taiwan	2	2
Bank of America, Mexico	4	5
Bank of America, USA	904	598
Banamex, Mexico	–	1
Bank Zachodni WBK S.A.	3	–
Barclays Bank, UK	12	–
China Merchants Bank, China	1	–
Citibank NA, Australia	174	89
Citibank NA, Brazil	14	7
Citibank NA, China	46	2
Citibank NA, China (U.S. Dollar account)	1	12
Citibank NA, Costa Rica	1	–
Citibank NA, Czech Republic	2	1
Citibank NA, Czech Republic (Euro account)	–	4
Citibank NA, Czech Republic (U.S. Dollar account)	–	1
Citibank NA, Dubai	4	–
Citibank NA, India	14	1
Citibank NA, New Zealand	2	7
Citibank NA, South Africa	1	–
Citibank NA, Thailand	1	1
Citibank NA, Japan	16	9
Citibank EEFC (US Dollar account)	111	–
Commerzbank, Germany	8	–
Deutsche Bank, Belgium	10	6
Deutsche Bank, Czech Republic	3	1
Deutsche Bank, Czech Republic (Euro account)	5	1
Deutsche Bank, Czech Republic (U.S. Dollar account)	2	2
Deutsche Bank, Germany	14	12
Deutsche Bank, Netherlands	11	3
Deutsche Bank, France	5	4
Deutsche Bank, Philippines (U.S. Dollar account)	4	3
Deutsche Bank, Poland	12	1
Deutsche Bank, Poland (Euro account)	2	1
Deutsche Bank, Russia	1	–
Deutsche Bank, Russia (U.S. Dollar account)	1	–
Deutsche Bank, Switzerland	1	1
Deutsche Bank, Singapore	1	8
Deutsche Bank, Transze	1	–
Deutsche Bank, UK	70	32
Deutsche Bank, Spain	2	1
Deustche Bank, India	11	10
Deustche Bank-EEFC (Euro account)	21	9
Deustche Bank-EEFC (U.S. Dollar account)	64	23
Deutsche Bank-EEFC (Swiss Franc account)	2	2
HSBC Bank, Brazil	2	–
ICICI Bank, India	50	20
ICICI Bank-EEFC (U.S. Dollar account)	13	32
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	6	1
ICICI Bank-EEFC (Euro account)	2	–
ICICI Bank, UK	–	2
ING Belgium	2	–
Landbouwkrediet, Belgium	1	–
National Australia Bank Limited, Australia	–	3
Nordbanken, Sweden	2	3
Royal Bank of Canada, Canada	15	5
RBS China	56	–
Shanghai Pudong Development Bank, China	1	–
Standard Chartered Bank, UAE	–	1
State Bank of India	–	1
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
UBS AG, Switzerland	1	–
Westpac, Australia	2	–
Commonweath Bank of Australia, Australia	–	4
Punjab National Bank	3	1
Bank of New Zealand	–	12
	1,722	989

in crore
Particulars	As at March 31,
	2013	2012
In deposit accounts
ANZ Bank	6	–
Allahabad Bank	275	852
Andhra Bank	704	510
Axis Bank	1,060	806
Bank of America, Mexico	15	6
Bank of Baroda	1,919	1,733
Bank of India	1,891	1,500
Bank of Maharashtra	–	475
Bank of China, China	–	25
Canara Bank	2,056	1,559
Central Bank of India	1,262	752
Citibank N.A., China	79	23
Corporation Bank	779	395
DBS Bank	–	40
Deutsche Bank, Poland	55	41
Federal Bank	25	20
HDFC Bank	–	1,357
HSBC Bank, London	–	5
ICICI Bank	2,597	1,504
IDBI Bank	995	1,030
ING Vysya Bank	88	82
Indian Overseas Bank	441	600
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	280	175
National Australia Bank Limited , Australia	7	67
Nordbanken, Sweden	1	1
Oriental Bank of Commerce	824	714
Punjab National Bank	–	1,314
Ratnakar Bank	5	5
State Bank of Hyderabad	700	580
State Bank of Mysore	–	249
South Indian Bank	65	60
Syndicate Bank	–	550
Union Bank of India	80	602
Vijaya Bank	380	153
Yes Bank	200	141
	16,814	17,951
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	2	1
	3	2
In margin money deposits against guarantees
Canara Bank	130	56
ICICI bank	1	–
State Bank of India	58	61
	189	117
Deposits with financial institutions
HDFC Limited	3,104	1,532
	3,104	1,532
Total cash and cash equivalents as per Balance Sheet	21,832	20,591

2.14 SHORT-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2013	2012
Unsecured, considered good
Others
Advances
Prepaid expenses	79	51
For supply of goods and rendering of services	59	36
Withholding and other taxes receivable	800	682
Others	16	10
	954	779
Restricted deposits (refer to note 2.26)	762	492
Unbilled revenues	2,435	1,873
MAT credit entitlement (refer to note 2.17)	23	16
Interest accrued but not due	100	48
Loans and advances to employees
Housing and other loans	2	56
Salary advances	137	103
Electricity and other deposits	34	37
Rental deposits	24	16
Premiums held in trust (1)	117	–
Mark-to-market gain on forward and options contracts	101	–
	4,689	3,420
Unsecured, considered doubtful
Loans and advances to employees	6	4
	4,695	3,424
Less: Provision for doubtful loans and advances to employees	6	4
	4,689	3,420
Notes: (1)These amounts represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

2.15 OTHER INCOME
in crore
Particulars	Year ended March 31,
	2013	2012
Interest received on deposits with banks and others	1,797	1,807
Dividend received on investment in mutual fund units	225	27
Miscellaneous income, net	87	17
Gains / (losses) on foreign currency, net	256	53
	2,365	1,904

2.16 EXPENSES
in crore
Particulars	Year ended March 31,
	2013	2012
Employee benefit expenses
Salaries and bonus including overseas staff expenses	22,033	17,793
Contribution to provident and other funds	455	459
Staff welfare	77	88
	22,565	18,340
Travel expenses
Overseas travel expenses	1,384	993
Travelling and conveyance	125	129
	1,509	1,122
Cost of software packages and others
For own use	629	492
Third party items bought for service delivery to clients	148	162
	777	654
Communication expenses
Telephone charges	236	180
Communication expenses	125	94
	361	274

in crore
Particulars	Year ended March 31,
	2013	2012
Other expenses
Office maintenance	316	284
Power and fuel	215	184
Brand building	95	90
Rent	249	190
Rates and taxes, excluding taxes on income	79	66
Repairs to building	39	42
Repairs to plant and machinery	44	41
Computer maintenance	84	64
Consumables	29	28
Insurance charges	45	36
Research grants	12	7
Marketing expenses	37	29
Commission charges	33	27
Printing and Stationery	14	14
Professional membership and seminar participation fees	16	15
Postage and courier	19	13
Advertisements	5	6
Provision for post-sales client support and warranties	80	60
Commission to non-whole time directors	8	8
Freight charges	1	1
Provision for bad and doubtful debts and advances	38	62
Books and periodicals	3	3
Auditor's remuneration	5	3
Bank charges and commission	5	4
Donations	11	26
Recruitment and training	8	5
Miscellaneous expenses	67	53
	1,557	1,361

2.17 TAX EXPENSE
in crore
	Year ended March 31,
	2013	2012
Current tax
Income taxes	3,518	3,313
Deferred taxes	(148)	54
	3,370	3,367

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions

2.18 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

in crore
Particulars		As at March 31,
		2013		2012
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		19		23
Claims against the Company, not acknowledged as debts(1)		535		72
[Net of amount paid to statutory authorities 1,114 crore (1,114 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		1,696		1,044
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	851	4,621	729	3,709
In Euro	62	431	38	258
In GBP	65	537	22	179
In AUD	70	396	23	122
Options outstanding
In USD	–	–	50	254
		5,985		4,522

(1) Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of 1,088 crore ( 1,088 crore), including interest of 313 crore ( 313 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 . These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax ( Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.The company received a draft Assessment Order from the Income tax authorities for an amount of 575 crores for fiscal 2009. As the company is contesting this position like earlier years, the appellate authority would be approached upon receiving the final order.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore
Particulars	As at March 31,
	2013	2012
Not later than one month	988	344
Later than one month and not later than three months	1,794	790
Later than three months and not later than one year	3,203	3,388
	5,985	4,522

The Company recognized a gain on derivative financial instruments of 77 crore and a loss of 299 crore during the year ended March 31, 2013 and March 31, 2012, respectively, which is included in other income.

2.19 HOLDING OF INFOSYS IN ITS SUBSIDIARIES AND RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,
		2013	2012
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Consulting Inc (1)	USA	–	–
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (2)	Poland	99.98%	99.98%
Infosys Consulting India Limited (3)	India	100%	100%
McCamish Systems LLC (2)	USA	99.98%	99.98%
Portland Group Pty Ltd(2)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(2)(4)	Australia	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Lodestone Holding AG(5)	Switzerland	100%	–
Lodestone Management Consultants (Canada) Inc. (6)	Canada	100%	–
Lodestone Management Consultants Inc. (6)	USA	100%	–
Lodestone Management Consultants Pty Limited (6)	Australia	100%	–
Lodestone Management Consultants (Asia Pacific) Limited (6)(7)	Thailand	100%	–
Lodestone Management Consultants AG (6)	Switzerland	100%	–
Lodestone Augmentis AG (6)	Switzerland	100%	–
Hafner Bauer & Ödman GmbH (6)	Switzerland	100%	–
Lodestone Management Consultants (Belgium) S.A. (6)(8)	Belgium	99.90%	–
Lodestone Management Consultants GmbH (6)	Germany	100%	–
Lodestone Management Consultants Pte Ltd. (6)	Singapore	100%	–
Lodestone Management Consultants SAS (6)	France	100%	–
Lodestone Management Consultants s.r.o. (6)	Czech Republic	100%	–
Lodestone Management Consultants GmbH (6)	Austria	100%	–
Lodestone Management Consultants China Co., Ltd. (6)	China	100%	–
Lodestone Management Consultants Ltd. (6)	UK	100%	–
Lodestone Management Consultants B.V. (6)	Netherlands	100%	–
Lodestone Management Consultants Ltda. (6)(8)	Brazil	99.99%	–
Lodestone Management Consultants Sp. z.o.o. (6)	Poland	100%	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	–
S.C. Lodestone Management Consultants S.R.L. (6)	Romania	100%	–
Lodestone Management Consultants S.R.L. (6)(9)	Argentina	100%	–

(1) On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc, were transferred to Infosys Limited.

(2) Wholly owned subsidiaries of Infosys BPO.

(3) On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.

(4) On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd

(5) On October 22, 2012, Infosys acquired 100% voting interest in Loadstone Holding AG

(6) Wholly owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012

(7) Liquidated effective February 14, 2013

(8) Majority owned and controlled subsidiaries

(9) Incorporated effective January 10, 2013

Related party transactions:

During the year ended March 31, 2013, an amount of 10 crore (20 crore for the year ended March 31, 2012) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

Related parties include Infosys Science Foundation and Infosys Technologies Limited Employees' Welfare Trust which are controlled trusts.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:

in crore
Particulars	Year ended March 31,
	2013	2012
Salaries and other employee benefits	51	46

2.20 RESEARCH AND DEVELOPMENT EXPENDITURE
in crore
Particulars	Year ended March 31,
2013		2012
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital	3	–
Revenue	247	75
Other R&D Expenditure
Capital	3	5
Revenue	699	601
Total R&D Expenditure
Capital	6	5
Revenue	946	676

(1)DSIR has accorded weighted deduction approval for Finacle and Infosys labs R&D centres of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Trivandrum locations. The approval is effective November 23, 2011.
The eligible R&D revenue and capital expenditure are 247 crore and 3 crore for the year ended March 31, 2013 and 75 crore towards revenue expenditure for the year ended March 31, 2012.

2.21 SEGMENT REPORTING

The Group's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Group reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach”, as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities,communication and services (ECS) and enterprises in retail,consumer product group, logistics, life sciences and health care (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the group.

Fixed assets used in the Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2013 and March 31, 2012:
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	13,680	8,888	8,129	9,655	40,352
	11,830	6,933	7,233	7,738	33,734
Identifiable operating expenses	6,085	4,243	3,721	4,253	18,302
	5,025	3,033	3,011	3,214	14,283
Allocated expenses	3,460	2,351	2,151	2,555	10,517
	2,965	1,824	1,903	2,036	8,728
Segmental operating income	4,135	2,294	2,257	2,847	11,533
	3,840	2,076	2,319	2,488	10,723
Unallocable expenses					1,099
					928
Other income					2,365
					1,904
Profit before tax					12,799
					11,699
Tax expense					3,370
					3,367
Profit for the period					9,429
					8,332

Geographic Segments

Year ended March 31, 2013 and March 31, 2012:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	25,103	9,338	841	5,070	40,352
	21,537	7,401	748	4,048	33,734
Identifiable operating expenses	11,263	4,308	500	2,231	18,302
	9,096	3,214	369	1,604	14,283
Allocated expenses	6,622	2,442	189	1,264	10,517
	5,664	1,911	168	985	8,728
Segmental operating income	7,218	2,588	152	1,575	11,533
	6,777	2,276	211	1,459	10,723
Unallocable expenses					1,099
					928
Other income, net					2,365
					1,904
Profit before tax					12,799
					11,699
Tax expense					3,370
					3,367
Profit for the period					9,429
					8,332

2.22 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.
Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in crore
Particulars	As at March 31,
	2013	2012	2011	2010	2009
Obligations at year beginning	600	480	325	267	224
Service cost	201	157	178	80	51
Interest cost	37	39	25	19	16
Actuarial (gain)/ loss	(25)	(6)	17	(5)	1
Benefits paid	(92)	(70)	(65)	(36)	(25)
Curtailment gain	(69)	–	–	–	–
Obligations at year end	652	600	480	325	267

Defined benefit obligation liability as at the balance sheet date is fully funded by the Group.

Change in plan assets
Plan assets at year beginning, at fair value	613	480	327	268	236
Expected return on plan assets	60	49	36	25	17
Actuarial gain	–	–	–	1	5
Contributions	100	154	182	69	35
Benefits paid	(92)	(70)	(65)	(36)	(25)
Plan assets at year end, at fair value	681	613	480	327	268

Reconciliation of present value of the obligation and the fair value of the plan assets:

Fair value of plan assets at the end of the year/period	681	613	480	327	268
Present value of the defined benefit obligations at the end of the year	652	600	480	325	267
Asset recognized in the balance sheet	31	15	2	2	1
Liability recognized in the balance sheet	2	2	2	–	–

Assumptions

Interest rate	7.95%	8.57%	7.98%	7.82%	7.01%
Estimated rate of return on plan assets	9.51%	9.45%	9.36%	9.00%	7.01%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	7.27%	5.10%

Net gratuity cost for the year ended March 31, 2013 and March 31, 2012 comprises of the following components:
in crore
Particulars	Year ended March 31,
	2013	2012
Gratuity cost for the year
Service cost	201	157
Interest cost	37	39
Expected return on plan assets	(60)	(49)
Actuarial (gain)/loss	(25)	(6)
Curtailment	(69)	–
Plan amendment amortization	(4)	(4)
Net gratuity cost	80	137
Actual return on plan assets	60	49

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

As at March 31, 2013 and March 31, 2012, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Group expects to contribute approximately 73 crore to the gratuity trust during fiscal 2014.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2013 and March 31, 2012 amounted to 15 crore and 18 crore, respectively and disclosed under 'Other long-term liabilities and other current liabilities'.

During the year, the company has aligned the gratuity entitlement of certain employees prospectively to the Payment of Gratuity Act, 1972. This amendment has resulted in a curtailment gain of 69 crore which has been recognized in the statement of profit and loss for the year ended March 31, 2013.

2.23 PROVIDENT FUND

The Group contributed 268 crore and 238 crore towards provident fund during the year ended March 31, 2013 and March 31, 2012, respectively.

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2013, 2012, 2011, 2010 and 2009, respectively.

The details of fund and plan asset position are given below:

in crore
Particulars	As at March 31,
2013		2012	2011	2010	2009
Plan assets at year end, at fair value	2,399	1,816	1,579	1,295	997
Present value of benefit obligation at year end	2,399	1,816	1,579	1,295	997
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2013	2012	2011	2010	2009
Government of India (GOI) bond yield	8.05%	8.57%	7.98%	7.83%	7.01%
Remaining term of maturity (in years)	8	8	7	7	6
Expected guaranteed interest rate	8.25%	8.25%	9.50%	8.50%	8.50%

2.24 SUPERANNUATION

The Group contributed 176 crore and 142 crore to the superannuation trust during the year ended March 31, 2013 and March 31, 2012, respectively.

2.25 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Year ended March 31,
	2013	2012
Number of shares considered as basic weighted average shares outstanding	57,13,99,238	57,13,65,494
Add: Effect of dilutive issues of shares/stock options	853	30,648
Number of shares considered as weighted average shares and potential shares outstanding	57,14,00,091	57,13,96,142

2.26 RESTRICTED DEPOSITS

Deposits with financial institutions as at March 31, 2013 include 798 crore (550 crore as at March 31, 2012) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.27 INVESTMENT IN LODESTONE HOLDING AG

"On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of 608 crores.

The assets and liabilties taken over on Lodestone acquisition are as follows in crore
Particulars
Tangible assets	28
Cash	30
Net current assets excluding cash	57
Deferred tax assets	18
Borrowings	(89)
Net assets taken over on acquisition	44
Goodwill	1,143
Consideration	1,187

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 85 crore, representing the proportionate charge of the deferred consideration has been recognised as an expense during the year ended March 31, 2013.

2.28 LITIGATION

On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We are engaged in discussions with the U.S. Attorney’s Office regarding this matter, however, we cannot predict the outcome of such discussions

In addition, the U.S. Department of Homeland Security (DHS) has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review may not be complete and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

Further, in the event that any governmental authority undertakes any actions that limit any visa program that we utilize or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business, results of operations, and financial condition

2.29 SCHEDULES TO CASH FLOW STATEMENTS

in crore, except as otherwise stated
Particulars	Year ended March 31,
	2013	2012
2.29.1 CHANGE IN TRADE RECEIVABLES
As per the balance sheet	7,083	5,882
Less: Trade receivables taken over upon acquisition of Lodestone	212	–
Less: Trade receivables taken over upon acquisition of Portland Group	–	40
Less: Opening balance considered	5,882	4,653
	989	1,189

2.29.2 CHANGE IN LOANS AND ADVANCES AND OTHER ASSETS

As per the balance sheet (current and non current)	6,552	5,102
Less: Loans and advances and other assets taken over upon acquisition of Portland Group	–	4
Less: Loans and advances and other assets taken over upon acquisition of Lodestone	150	–
Gratuity obligation - unamortised amount relating to plan amendment(1)	15	18
Interest accrued but not due	100	48
MAT credit entitlement	37	55
Advance income taxes	1,092	1,037
Capital Advance	520	444
	4,638	3,496
Less: Opening balance considered (2)	3,500	2,646
	1,138	850
(1) refer to note 2.22
(2) includes 4 crore of loans and advances and other assets taken over upon acquisition of Portland group for the year ended March 31, 2013

2.29.3 CHANGE IN LIABILITIES AND PROVISIONS

As per the balance sheet (current and non current)	8,281	7,025
Less: Liabilities and provision taken over upon acquisition of Portland Group	–	23
Liabilities and provision taken over upon acquisition of Lodestone	292	–
Unpaid dividend	3	2
Retention monies	79	51
Gratuity obligation - unamortised amount relating to plan amendment	15	18
Payables for acquisition of business	114	74
Provisions separately considered in Cash Flow statement
Income taxes	1,329	1,054
Proposed dividend	1,550	1,837
Tax on dividend	263	298
	4,636	3,668
Less: Opening balance considered (1)	3,691	3,048
	945	620

(1) includes 23 crore of liabilities and provisions taken over upon acquisition of Portland group for the year ended March 31, 2013

2.29.4 INCOME TAXES PAID

Charge as per the profit and loss account	3,370	3,367
Add/(Less) : Increase/(Decrease) in advance income taxes	55	44
Increase/(Decrease) in deferred taxes (1)	166	(48)
Deferred taxes taken over upon acquisition of Lodestone	(18)	–
Income tax provision taken over upon acquisition of Lodestone	13	–
Increase/(Decrease) in MAT credit entitlement	(18)	(8)
(Increase)/Decrease in income tax provision	(275)	(237)
Income tax benefits arising from exercise of stock options	–	(1)
	3,293	3,117

(1) excludes exchange difference of 18 crore and 8 crore for the year ended March 31, 2013 and March 31, 2012, respectively.

2.29.5 PAYMENT TOWARDS CAPITAL EXPENDITURE

Additions as per the balance sheet (1)	2,709	1,227
Less: Profit on sale of tangible assets	1	2
Less: Fixed assets taken over upon acquisition of Portland Group	–	3
Less: Fixed assets taken over upon acquisition of Lodestone	58	–
Less: Goodwill recognized upon acquisition of Portland Group	–	175
Less: Goodwill recognized upon acquisition of Lodestone	1,143	–
Less: Goodwill recognized upon acquisition of Seabury & Smith	10	–
Less: Opening capital work-in-progress	590	264
Add: Closing capital work-in-progress	1,140	590
Add: Opening retention monies	51	26
Less: Closing retention monies	79	51
Add: Closing capital advance	520	444
Less: Opening capital advance	444	261
	2,095	1,531

(1)excluding exchange fluctuation of 24 crore and 50 crore (excluding exchange fluctuation of 14 crore and 29 crore on deductions) as at March 31, 2013 and March 31, 2012 , respectively

2.29.6 INVESTMENT/(DISPOSAL) OF OTHER INVESTMENTS

Opening balance considered	372	140
Less: Closing balance	2,116	368
	(1,744)	(228)

2.29.7 INTEREST AND DIVIDEND RECEIVED

Interest and dividend income as per profit and loss account	2,022	1,834
Add: Opening interest accrued but not due	48	25
Less: Closing interest accrued but not due	100	48
	1,970	1,811

2.30 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS
in crore
Statement of Profit and Loss for the	Year ended March 31,
2013		2012
Income from software services and products	40,352	33,734
Software development expenses	24,179	18,871
GROSS PROFIT	16,173	14,863
Selling and marketing expenses	2,034	1,757
General and administration expenses	2,606	2,383
	4,640	4,140
OPERATING PROFIT BEFORE DEPRECIATION	11,533	10,723
Depreciation and amortization	1,099	928
OPERATING PROFIT	10,434	9,795
Other income	2,365	1,904
PROFIT BEFORE TAX	12,799	11,699
Tax expense:
Current tax	3,518	3,313
Deferred tax	(148)	54
PROFIT FOR THE PERIOD	9,429	8,332

2.31 DETAILS OF ROUNDED OFF AMOUNTS

The financial statements are presented in crore . Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items
in crore
Note	Description	As at March 31,
		2013	2012
2.7	Fixed assets - Buildings
	Depreciation on deletions	0.05	–
	Fixed assets - Leasehold improvements
	Deletion during the period	0.33	–

Statement of Profit & Loss Items
 in crore
Note	Description	Year ended March 31,
		2013	2012
Statement of	Minority interest	0.09	0.06
Profit & Loss	Additional dividend	–	0.02

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director	R.Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B. G. Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary